15046735

*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza Suite 500
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Mulron 312-488-4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd. 13th Floor (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane Mulron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OM Securities, LLC, as of December, 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEIDI JONES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/17

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to SEC Rule 17a-5 and Regulation 1.10 Under the Commodity Exchange Act and Report of Independent Registered Public Accounting Firm

OM Securities, LLC

December 31, 2014

Filed as public information pursuant to SEC Rule 17a-5 and Regulation 1.10(g) under the Commodity Exchange Act.

OM Securities, LLC

Statement of Financial Condition
December 31, 2014

CONTENTS **Page**

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
OM Securities, LLC

We have audited the accompanying statement of financial condition of OM Securities, LLC (an Illinois limited liability company) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OM Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 25, 2015

OM Securities, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(in thousands)

ASSETS

Cash and cash equivalents	$ 2,098
Receivables from broker-dealers and clearing organizations	2,988
Other assets	410
TOTAL ASSETS	$ 5,496

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,456
Due to Parent	391
TOTAL LIABILITIES	1,847
MEMBER'S EQUITY	3,649
TOTAL LIABILITIES and MEMBER'S EQUITY	$ 5,496

See notes to statement of financial condition.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

OM Securities, LLC (the "Company"), a wholly owned subsidiary of TradeMonster Group, Inc. (the "Parent"), acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association ("NFA").

The Company has agreements with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Company's office is located in Illinois, and it has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

As a single-member limited liability company ("LLC"), the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in Accounting Standards Codification ("ASC") 740, *Income Taxes,* management has reviewed the Company's tax positions for all open tax years, which includes 2011 through 2014, and concluded that as of December 31, 2014, a liability for income taxes is not required.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of 90 days or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), Commodity Futures Trading Commission Regulation 1.17 ("CFTC Regulation 1.17") and National Futures Association Manual Section 5 ("NFA Manual Section 5"). These rules and regulations require the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

As an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm, the Company is subject to the greater of the following minimum net capital requirement pursuant to SEC Rule 15c3-1, CFTC Regulation 1.17 and NFA Manual Section 5:

- $50,000; or
- 6-2/3% of its aggregate indebtedness; or
- $6,000 per office operated by the Company; or
- $3,000 for each associated person sponsored by the Company.

As of December 31, 2014, the net capital ratio was 0.70-to-1 and the net capital was $2,625,000, which was $2,502,000 in excess of its required net capital of $123,000.

Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company retains employees and incurs other costs that are paid by the Parent for the technology operations of its business. The Company was also subject to a licensing agreement with the Parent through December 1, 2014 whereby the Company was charged for office furniture, equipment, and use of certain intellectual property. As of December 31, 2014, the Company had a net payable balance of $391,000 due to the Parent, which is reflected as Due to Parent in the statement of financial condition.

The Company receives rebates for transactions facilitated by certain broker-dealers related to management of the Parent. As of December 31, 2014, the Company had a net receivable balance of $320,000 due from related broker-dealers, which is included within Receivables from broker-dealers and clearing organizations in the statement of financial condition.

Employees at the Company are eligible to participate in a 401(k) plan maintained and accounted for by the Parent.

NOTE E - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $1,000,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on its accounts.

The Company has agreed to indemnify the clearing broker for losses that they might sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2014, the total amount of unsecured customer debit balances maintained by its clearing brokers and subject to such indemnification was estimate unsecured to be $-0-.

This agreement provides the clearing broker with a lien upon all cash and cash equivalents, securities and receivables held by the clearing broker. This lien secures the liabilities and obligations of the Company to the clearing broker.

At December 31, 2014, the Company had cash and cash equivalents of $1,003,000, on deposit with the clearing broker. These deposits are classified as receivables from broker-dealers and clearing organizations in the statement of financial condition.

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company has not had significant losses related to such risk to date.

From time to time, the Company might sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding as of December 31, 2014.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE G - SUBSEQUENT EVENTS

The Company and OptionsHouse1, LLC, an affiliated broker-dealer, filed FINRA Continuing Member Applications to consolidate the two broker-dealers. Those applications were approved on January 6, 2015. Following the approval, all OptionsHouse1, LLC customer accounts were moved to the Company on or about January 23, 2015. Additionally, the Company's minimum net capital requirement was increased from $50,000 to $100,000.

Company management has determined that no other material events or transactions occurred subsequent to December 31, 2014, and through February 25, 2015, the date the Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosures in the Company's statement of financial condition.